AMERICA’S SUPPLIERS, INC.
7575 E. Redfield Road
Suite 201
Scottsdale, Arizona 85260

January 6, 2010

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:           America’s Suppliers, Inc., formerly known as Insignia Solutions plc, Application For Withdrawal on Form RW of Form 8-A12G filed December 15, 2009

America’s Suppliers, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Form 8-A12G, initially filed on December 15, 2009 (the “Form 8-A”).

By way of background, Insignia Solutions plc (“Insignia”) (CIK Number: 0001002390; Commission File Number: 000-27012) was a publicly held reporting company.  Insignia, a corporation organized under the laws of the United Kingdom and Wales, elected to re-domicile the corporation as a US Delaware corporation.  Insignia created America’s Suppliers, Inc. as the newly formed Delaware corporation for purposes of effecting the re-domicile, whereby Insignia transferred all of its assets to, and exchanged all of its capital stock for shares of, America’s Suppliers, Inc.  All aspects of Insignia are identical to that of America’s Suppliers, Inc., including but not limited to the business and operations, officers, directors and stockholders.

While implementing the re-domicile, Insignia inadvertently obtained separate EDGAR codes and CIK number for America’s Suppliers, Inc. and filed a Form 8-A using the new EDGAR codes and CIK number.  It was intended that the Company would be the successor to Insignia and to have all of America’s Suppliers, Inc.’s filings correspond with the former Insignia filings as the successor entity.  The only document filed under the new America’s Suppliers, Inc. EDGAR codes and CIK number was the Form 8-A, which was subsequently re-filed under Insignia’s CIK number.  We intend to continue to use Insignia’s EDGAR codes and CIK number for all future filings regarding America’s Suppliers, Inc.

We are requesting the removal of the Form 8-A regarding America’s Suppliers, Inc. as a separate reporting company and permit America’s Suppliers, Inc. to continue to file and report under Insignia’s former EDGAR codes and CIK number.

Please send copies of the written order granting withdrawal of the Form 8-A to Michael Moore at the above mentioned address, facsimile number (480) 922-3764, with a copy to Barry Grossman, Ellenoff, Grossman & Schole LLP, 150 East 42nd Street, 11th Floor, New York, New York 10017, facsimile number (212) 370-7889.

If you have any questions with respect to this matter, please contact Adam Mimeles, at Ellenoff, Grossman & Schole LLP at (212) 370-1300.

Sincerely, INSIGNIA SOLUTIONS PLC

/s/ Peter Engel
Peter Engel
Chief Executive Officer and President